Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES RELEASE DATE FOR 2010
UNAUDITED FOURTH QUARTER RESULTS

Vancouver, British Columbia – January 27, 2011 -- Pan American Silver Corp.
(PAAS: NASDAQ; PAA: TSX) today announced that its unaudited 2010 fourth quarter results will be released on Tuesday, February 15, 2011 after market closes. A conference call and live audio webcast to discuss the results will be held on Wednesday, February 16th at 11:00 am ET (8:00 am PT).

Q4 2010 Results Conference Call and Webcast Information

Date:	Wednesday, February 16, 2011

Time:	11:00 am Eastern Time – 8:00 am Pacific Time

Conference Call Dial-In Numbers
North America toll number:	1-800-319-4610

Outside Canada & USA call:	1-604-638-5340

Audio Webcast
A live audio webcast can be accessed at: https://services.choruscall.com/links/pan110216.html

Conference Call Replay Numbers
Dial:	1-604-638-9010

Code (followed by the # sign):	6218

Playback available for one week following the call

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company currently has seven silver mining operations in Mexico, Peru, Argentina and Bolivia. Pan American is also the operator of the La Preciosa joint-venture in México and the owner of the Navidad silver project in Argentina.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

1500 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6    Tel 604-684-1175    Fax 604-684-0147